

January 3, 2024

Nick Bhargava
Executive Vice President
Groundfloor Finance Inc.
600 Peachtree Street, Suite 810
Atlanta, GA 30308

Re: Groundfloor Finance Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 4
Filed December 12, 2023
File No. 024-12013

Dear Nick Bhargava:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed December 12, 2023

General

1. We note you are seeking to offer an additional $19,997,330 in LROs, bringing the total aggregate offering amount for the last twelve months beyond the $75 million offering cap under Rule 251(a)(2) of Regulation A. Please revise or advise us how you believe you comply with the aggregate offering price cap in Rule 251(a)(2).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn